UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC File Number 001-34709

CUSIP Number 37946S107

(Check One):  [X]Form 10-K  [  ]Form 20-F  [  ]Form 11-K  [  ]Form 10-Q  [  ]Form 10-D  [  ]Form N-SAR  [  ]Form N-CSR

For Period Ended:             December 31, 2013

[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Full Name of Registrant:	Global Geophysical Services, Inc.
Former Name if Applicable:	Not applicable.
Address of Principal Executive Office (Street and Number):	13927 South Gessner Road
City, State and Zip Code:	Missouri City, Texas 77489

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As announced previously in a Current Report on Form 8-K dated March 17, 2014 (the “Form 8-K”), Global Geophysical Services, Inc. is restating its financial statements and related consolidated financial information for certain previous periods, including (i) restated consolidated financial statements for the years ended December 31, 2012 and 2011, (ii) the impact of the restatement on quarterly financial data for each of the quarters in the year ended December 31, 2012 and the quarters ended March 31, 2013, June 30, 2013, and September 31, 2013 and (iii) restated selected financial data for the years ended 2010 and 2009.  The Registrant requires additional time to process the effect of the restatement on its current and prior years’ consolidated financial statements.  As a result, the Registrant is unable to file its Form 10-K within the prescribed period without unreasonable effort or expense.

The registrant expects to file its Annual Report on Form 10-K as soon as practicable, and in no event later than the fifteenth calendar day following the prescribed due date.

Part IV – Other Information

(1)           Name and telephone number of person to contact in regard to this notification

Sean Gore	(713)	808-7264
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes       [  ] No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes       [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As indicated in the Form 8-K discussed in Part III above, the registrant reported that it is in the process of restating its financial results for certain periods.  In its press release dated March 17, 2014 (the “Press Release”), which is filed as an exhibit to the Form 8-K, the registrant reported certain preliminary and unaudited summary financial results for the fourth quarter and full year 2013, which preliminary results are still subject to finalization in connection with such restatements.  Figures below for both 2013 and 2012 have been adjusted on a preliminary, unaudited basis to reflect the expected results of the restatements.

In the Press Release, the registrant reported increases in preliminary unaudited revenue for fourth quarter of 2013 as compared to the corresponding period in 2012 (increase to $81.0 million from $54.9 million), resulting primarily from proprietary services revenue of $64.9 million compared to $28.8 million in the fourth quarter of 2012.  The Press Release also reported preliminary unaudited expected loss from operations before tax for fourth quarter of 2013 of $69.4 million.  The expected loss from operations before tax in the fourth quarter of 2013 includes the effect of a non-cash impairment of $61.6 million related to the registrant’s Multi-client library.  The loss for the fourth quarter of 2013 compares with a preliminary, unaudited loss from operations of $12.5 million for the comparable period in 2012.

Additionally, the Press Release stated that the registrant expects to report (a) preliminary unaudited revenues for the year ended December 31, 2013 of $292.5 million and (b) preliminary unaudited loss from operations before tax for the year ended December 31, 2013 of $101.9 million, compared with (x) preliminary unaudited revenue of $343.7 million for the comparable period in 2012 and (z) preliminary unaudited income from operations before tax for the year ended December 31, 2012 of $44.4 million.  The expected loss from operations for 2013 is primarily influenced by non-cash, pre-tax Multi-client data library and other impairments of $86.0 million.

Additional information regarding the registrant’s results of operations will be available when its financial statements are restated as described above.

SIGNATURE

Global Geophysical Services, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL GEOPHYSICAL SERVICES, INC.

By: /s/ Richard C. White
Richard C. White
President and Chief Executive Officer

Date: March 17, 2014